

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166

      Re: The OLB Group, Inc.
           Registration Statement on Form S-3
           Filed November 17, 2021
           File No. 333-261153

Dear Mr. Yakov:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed November 17, 2021

General

1.   We note that the Form 8-K filed on August 26, 2021, does not appear to have been timely filed, given that it relates to an event that occurred on August 18, 2021. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to file on Form S-3, or amend your registration statement on an appropriate form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Samuel Katz